Exhibit 99.1
FUNTALK CHINA HOLDINGS LIMITED
ANNOUNCES CLOSING OF GOING PRIVATE TRANSACTION

BEIJING, August 25, 2011 -- Funtalk China Holdings Limited (the “Company” or “Funtalk”) (Nasdaq: FTLK), a leading China-based retailer and wholesale distributor of wireless communications devices, accessories and content, announced today the completion of the transactions (the “Transaction”) contemplated by the previously announced definitive agreement, dated as of May 31, 2011, by and among Fortress Group Limited (“Parent”), a newly-formed entity formed by the Consortium Members (as defined below), Fortress Merger Sub Limited, a wholly owned subsidiary of Parent (“Merger Sub”), and the Company (the “Agreement”). As a result of the Transaction, the Company became a wholly owned subsidiary of Parent.

Under the terms of the definitive agreement, which was adopted by the Company’s shareholders at an extraordinary general meeting held on August 22, 2011, each ordinary share of the Company issued and outstanding immediately prior to the effective time of the Transaction has been cancelled in exchange for the right to receive US$7.20 per share in cash without interest and less any applicable taxes, except for the ordinary shares beneficially owned by Parent, Merger Sub, the Consortium Members or any direct or indirect wholly owned subsidiary of Funtalk which were cancelled without receiving any consideration. For the purpose hereof, “Consortium Members” means, collectively, ARCH Digital Holdings Ltd., Capital Ally Investments Limited, GM Investment Company Limited, Sinowill Holdings Limited, Huge Harvest Enterprises Limited, which is wholly-owned and controlled by the chief executive officer of the Company, Mr. Dongping Fei, Kingstate Group Limited, which is wholly-owned and controlled by Mr. Hengyang Zhou, executive president of Beijing Funtalk Century Technology Group Company Limited, an indirect wholly-owned subsidiary of the Company, and Trend Focus Limited, which is wholly-owned and controlled by Mr. Francis Kwok Cheong Wan, senior vice president of corporate investor relations of the Company.

Shareholders of record will receive a letter of transmittal and instructions on how to surrender their share certificates in exchange for the transaction consideration. Shareholders should wait to receive the letter of transmittal before surrendering their share certificates.

In connection with the completion of the Transaction, PAG Asia I LP subscribed for equity-linked securities of Parent, the proceeds of which are being used in part by Parent to provide financing for the Transaction.  Upon the closing of the Transaction, Kuo Zhang and Kam Yu Kong ceased to be the directors of the Company, and Weijian Shan, Dongping Fei, David Kim, Hui Liu and Fengjiang Li became the directors of the Company.

The Company also announced today that it requested that trading of its ordinary shares on the NASDAQ Global Market (“NASDAQ”) be suspended.  The Company requested NASDAQ to file Form 25 with the U.S. Securities and Exchange Commission (the “SEC”) notifying the SEC of the delisting of the Company’s ordinary shares from NASDAQ and the deregistration of the Company’s registered securities. The Company intends to terminate its reporting obligations under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), by promptly filing Form 15 with the SEC.  The Company’s obligations to file with the SEC certain reports and forms, including Form 20-F and Form 6-K, will be suspended immediately as of the filing date of the Form 15 and will cease once the deregistration becomes effective.

About Funtalk China Holdings Ltd.

The Company is a retailer and distributor of wireless communications devices, accessories and content in 30 provinces in China. The Company has branch offices and regional distribution centers, operates a chain of mobile phone retail stores and has an internet retailing platform.

Safe Harbor and Informational Statement

This press release includes forward-looking statements that involve risks and uncertainties. Forward-looking statements are statements that are not historical facts. The words "anticipate," "believe," "estimate," "expect," "intend," "may," "plan," "predict," "project," "will," "would" and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. The Company may not actually achieve the plans, intentions or expectations disclosed in the forward-looking statements, and investors should not place undue reliance on the forward-looking statements. Actual results or events could differ materially from the plans, intentions and expectations disclosed in the forward-looking statements made by the parties as a result of a number of factors, some of which may be beyond the Company's control. These factors include the risk factors detailed in the Company's filings with the Securities and Exchange Commission. Further, the forward-looking statements do not reflect the potential impact of any future acquisitions, mergers, dispositions, joint ventures, collaborations, dividends or investments made by the Company or other parties. The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

For more information, please contact:

ICR, Inc.
Bill Zima
Tel: +86-10-6583-7511
Or: +1-203-682-8233
Email: bill.zima@icrinc.com

Funtalk China Holdings Ltd. (China)
Riva Zhang
Investor Relations Manager
Tel: +86-10-5709-1192
Email: ir@funtalk.cn

SOURCE: Funtalk China Holdings Limited